Katapult Announces Third Quarter 2021 Financial Results

November 9, 2021

PLANO, Texas, Nov. 9, 2021 (GLOBE NEWSWIRE) -- Katapult Holdings, Inc. (“Katapult” or the “Company”) (NASDAQ: KPLT), an e-commerce-focused financial technology company, today reported its financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operational Highlights:

•Recorded total revenue of $71.7 million in the quarter for a total of $229.8 million year-to date, an increase of 1% over the quarter and 32% year-to-date versus the respective periods in the prior year.

•Onboarded 25 new merchant partners, for a total of 82 new merchants added year-to-date.

•Maintained a strong balance sheet with $99.7 million of unrestricted cash on hand and $56.7 million available on the asset-backed revolving line of credit to support our growth initiatives.

•Achieved high customer satisfaction with Net Promoter Score of 60 as of September 30, 2021, up 23% year-over-year.

•Increased our repeat customer rate by 42% year-over-year, with more than 50% of new gross originations coming from repeat customers (customers who have originated more than one lease with Katapult over their lifetime).

Third Quarter 2021 Results

(Comparisons are to the respective periods of the prior year unless otherwise noted)

The Company recorded third quarter revenue of $71.7 million, an increase of 1% over the third quarter 2020 and year-to-date revenue reached $229.8 million as compared to $173.8 million last year, an increase of 32%. The revenue increase was driven primarily by a higher active lease balance and strong payment performance during 2021. Gross originations increased 1% to $61.0 million, despite current macro challenges, including supply chain disruptions, that are impacting our merchant partners.

Net income was $13.7 million, including a $21.3 million revaluation gain related to our public and private warrants. Adjusted net (loss) income was $(4.5) million, down from $9.9 million. Adjusted EBITDA was $0.1 million, down from $14.2 million, reflecting three areas of year-over-year expense increases: 1) credit normalization back to pre-pandemic levels, 2) incremental public company costs and 3) increased investment in key new hires and growth initiatives.

“We are pleased to report third quarter 2021 results that represent a step forward in our longer-term growth journey. While many of our merchant partners are facing operational challenges stemming from global supply chain disruptions, Katapult grew revenue and gross originations as we continue to deliver high levels of customer and merchant satisfaction with our products and services,” said Orlando Zayas, CEO of Katapult. “We have established a strong foundation for the future with a solid balance sheet, a distinctive product offering and an emerging brand that is driving repeat customer business and merchant enthusiasm. As we look to the remainder of 2021 and beyond, we are excited about the opportunity to execute our growth strategy to steadily expand our merchant partners and reach economies of scale.”

Katapult CEO, Orlando Zayas, and the company's CFO, Karissa Cupito will discuss the business's performance and growth strategy in greater detail on the company's earnings conference call and webcast.

Conference Call and Webcast

Katapult will host a conference call and webcast at 8:00 AM ET on November 9, 2021 to discuss the Company’s financial results and current outlook.

A live audio webcast of the event will be available on the Katapult Investor Relations website at http://ir.katapultholdings.com/. A copy of the earnings call presentation will also be posted to our website.

A live dial-in will be available at (888) 302-0680 (domestic) or (281) 962-4859 (international). The conference ID number is 9768849. Shortly after the conclusion of the call, a replay of this conference call will be available through 11:00 AM ET on November 23, 2021 at (855) 859-2056 (domestic) or (404) 537-3406 (international). The replay passcode is 9768849.

About Katapult

Katapult is a next generation platform for digital and mobile-first commerce for the nonprime consumer. Katapult provides point of sale lease purchase options for consumers challenged with accessing traditional financial products who are seeking to obtain everyday durable goods. The Company has developed a sophisticated end-to-end technology platform that enables seamless integration with merchants, underwriting capabilities that exceed the industry standard, and exceptional customer experiences.

Forward-Looking Statements

Certain statements included in this Press Release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our market opportunity, our ability to expand our merchant partners and reach economies of scale. These statements are based on various assumptions, whether or not identified in this Press Release, and on the current expectations of Katapult’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Katapult. These forward-looking statements are subject to a number of risks and uncertainties, including general economic conditions in the markets where Katapult operates, the cyclical nature of consumer spending, and seasonal sales and spending patterns of customers; failure to realize the anticipated benefits of the transaction with FinServ Acquisition Corp.; risks relating to factors affecting consumer spending that are not under Katapult’s control, including, among others, levels of employment, disposable consumer income, prevailing interest rates, consumer debt and availability of credit, pandemics (such as COVID-19), consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security; risks relating to uncertainty of Katapult’s estimates of market opportunity and forecasts of market growth; risks related to the concentration of a significant portion of Katapult’s business among a limited number of merchants, or type of merchant or industry; the effects of competition on Katapult’s future business; the impact of the COVID-19 pandemic and its effect on Katapult’s business; the ability of Katapult to issue equity or equity-linked securities or obtain debt financing in the future or any impacts related to raising additional capital, and those factors discussed in greater detail in the section entitled “Risk Factors” in Katapult’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on August 16, 2021, as well as in other documents filed, or to be filed, by Katapult, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Katapult does not presently know or that Katapult currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Katapult’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Katapult anticipates that subsequent events and developments will cause Katapult’s assessments to change. However, while Katapult may elect to update these forward-looking statements at some point in the future, Katapult specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Katapult’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Key Performance Metrics

We regularly review several metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions, which may also be useful to an investor: Gross Originations, Total Revenue, Unearned Revenue, Bad Debt Recoveries and Gross Profit.

Gross Originations are defined as the retail price of the merchandise associated with lease-purchase agreements entered into during the period through the Katapult platform. Gross Originations do not represent revenue earned. However, we believe this is a useful operating metric for both the Company and investors to use in assessing the volume of transactions that take place on our platforms.

Total revenue represents the summation of rental revenue, other revenue, and service fees. Unearned revenue represents our liability for cash received from customers prior to the related revenue being earned, and bad debt recoveries represent customer payments for receivables that had previously been written off. Bad debt recoveries represent a reduction to bad debt expense in the period in which they are collected. We measure these metrics to assess the total view of paythrough performance of our customers. We believe looking at these components is useful to an investor as it helps to understand the total payment performance of customers.

Gross profit represents total revenue less cost of revenue, and is a measure presented in accordance with generally accepted accounting principles in the United States ("GAAP"). See the “Non-GAAP Financial Measures” section below for a presentation of this measure alongside adjusted gross profit, which is a non-GAAP measure utilized by management.

Non-GAAP Financial Measures

To supplement the financial measures presented in this press release and related conference call or webcast in accordance with GAAP, we also present the following non-GAAP and other measures of financial performance: adjusted gross profit, adjusted EBITDA, and adjusted net (loss) income. We urge investors to consider non-GAAP measures only in conjunction with our GAAP financials and to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures, which are included in this press release.

Adjusted gross profit represents gross profit less variable operating expenses, which are servicing costs, underwriting fees, and bad debt expense. We believe that adjusted gross profit provides a meaningful understanding of one aspect of our performance specifically attributable to total revenue and the variable costs associated with total revenue.

Adjusted EBITDA is a non-GAAP measure that is defined as net income before interest expense and other fees, change in fair value of warrant liability, provision for income taxes, depreciation and amortization on property and equipment, impairment of leased assets, stock-based compensation expense, legal fees associated with investor transactions, and transaction costs associated with the merger.

Adjusted net (loss) income is a non-GAAP measure that is defined as net (loss) income before change in fair value of warrant liability, stock-based compensation expense and transaction costs associated with the merger.

Adjusted gross profit, adjusted EBITDA and adjusted net (loss) income are useful to an investor in evaluating our performance because these measures:

• Are widely used to measure a company’s operating performance;

• Are financial measurements that are used by rating agencies, lenders and other parties to evaluate our credit worthiness; and

• Are used by our management for various purposes, including as measures of performance and as a basis for strategic planning and forecasting.

Management believes the use of non-GAAP financial measures, as a supplement to GAAP measures, is useful to investors in that they eliminate items that are either not part of our core operations or do not require a cash outlay, such as stock-based compensation expense. Management uses these non-GAAP financial measures when evaluating operating performance and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures help indicate underlying trends in the business, are important in comparing current results with prior period results, and are useful to investors and financial analysts in assessing operating performance. However, these non-GAAP measures exclude items that are significant in understanding and assessing Katapult’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Katapult’s presentation of these measures may not be comparable to similarly titled measures used by other companies.

Contacts

Katapult Vice President of Investor Relations
Bill Wright
917-750-0346
bill.wright@katapult.com

Press Inquiries:
Tribe Builder Media
Kristen Shea
929-367-8993
press@tribebuildermedia.com

KATAPULT HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(amounts in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue
Rental revenue	$71,671	$71,088	$229,533	$173,652
Other revenue	39	102	281	117
Service fees	—	4	—	73
Total revenue	71,710	71,194	229,814	173,842
Cost of revenue	53,351	46,953	162,155	116,534
Gross profit	18,359	24,241	67,659	57,308
Operating expenses:
Servicing costs	1,141	1,024	3,351	3,003
Underwriting fees	456	541	1,400	1,870
Professional and consulting fees	1,276	657	4,134	1,305
Technology and data analytics	2,392	1,389	6,708	4,636
Bad debt expense	5,936	3,931	18,849	9,614
Compensation costs	6,475	1,806	23,812	4,674
General and administrative	3,308	1,338	6,571	3,093
Total operating expenses	20,984	10,686	64,825	28,195
Income (loss) from operations	(2,625)	13,555	2,834	29,113
Interest expense and other fees	(4,176)	(3,482)	(12,462)	(10,091)
Change in fair value of warrant liability	21,349	—	24,160	—
Income before provision for income taxes	14,548	10,073	14,532	19,022
Provision for income taxes	(808)	(233)	(805)	(423)
Net income and comprehensive income	$13,740	$9,840	$13,727	$18,599
Net income per share:
Basic	$0.14	$0.32	$0.23	$0.61
Diluted	$0.13	$0.21	$0.19	$0.40
Weighted average shares used in computing net income per share:
Basic	97,082,182	30,801,304	58,826,335	30,663,966
Diluted	105,605,479	46,159,679	72,208,593	45,990,086

KATAPULT HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share and per share amounts)

	September 30,	December 31,
	2021	2020
ASSETS	(Unaudited)
Current assets:
Cash	$99,731	$65,622
Restricted cash	3,213	3,975
Accounts receivable, net of allowance for doubtful accounts of $5,799 and $4,372 at September 30, 2021 and December 31, 2020, respectively	1,912	1,636
Property held for lease, net of accumulated depreciation and impairment	65,142	66,737
Prepaid expenses and other current assets	5,067	1,248
Total current assets	175,065	139,218
Property and equipment, net	499	330
Security deposits	91	91
Capitalized software and intangible assets, net	753	188
Total assets	$176,408	$139,827
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,358	$1,688
Accrued liabilities	11,729	12,967
Unearned revenue	2,322	2,652
Total current liabilities	16,409	17,307
Revolving line of credit	67,498	74,316
Long term debt	39,633	36,413
Other liabilities	19,754	12,740
Total liabilities	143,294	140,776
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, $.0001 par value-- 250,000,000 shares authorized; 97,472,371 and 31,432,477 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	10	3
Additional paid-in capital	77,426	57,097
Accumulated deficit	(44,322)	(58,049)
Total stockholders' equity (deficit)	33,114	(949)
Total liabilities and stockholders' equity (deficit)	$176,408	$139,827

KATAPULT HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(amounts in thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$13,727	$18,599
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	108,977	77,696
Net book value of property buyouts	34,530	21,953
Impairment expense	11,115	12,785
Bad debt expense	18,849	9,614
Change in fair value of warrant liability	(24,160)	—
Stock-based compensation	12,862	274
Amortization of debt discount	2,068	—
Amortization of debt issuance costs	268	428
Other	1,153	—
Change in operating assets and liabilities:
Accounts receivable	(19,123)	(10,160)
Net purchase of property held for lease	(152,811)	(143,446)
Prepaid expenses and other current assets	(3,820)	(334)
Accounts payable	674	286
Accrued liabilities	(1,238)	4,657
Unearned revenues	(331)	1,472
Net cash provided by (used in) operating activities	2,740	(6,176)
Cash flows from investing activities:
Purchases of property and equipment	(267)	(121)
Additions to capitalized software	(684)	(181)
Other assets and security deposits	—	34
Net cash used in investing activities	(951)	(268)
Cash flows from financing activities:
Proceeds from revolving line of credit, net of deferred financing costs	5,809	35,335
Principal repayments of revolving line of credit	(12,895)	(2,011)
Proceeds from warrant exercise	—	1
Proceeds from exercise of options	629	112
PIPE proceeds	150,000	—
Merger financing, net of redemptions	251,109	—
Consideration paid to selling shareholders	(329,560)	—
Transaction costs paid	(33,534)	—
Net cash provided by financing activities	31,558	33,437
Net increase in cash and restricted cash	33,347	26,993
Cash and restricted cash at beginning of period	69,597	12,246
Cash and restricted cash at end of period	$102,944	$39,239

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,801	$9,506
Cash paid for income taxes	$—	$26

Supplemental disclosure of non-cash investing and financing activities:
Assumed warrant liability in connection with Merger	$44,272	$—
Exercise of common stock warrant accounted for as a liability	$13,102	$—

KATAPULT HOLDINGS, INC.
RECONCILIATION OF NON-GAAP MEASURES AND CERTAIN OTHER DATA (UNAUDITED)
(amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
Adjusted Gross Profit	2021	2020	2021	2020
Total revenue	$71,710	$71,194	$229,814	$173,842
Cost of revenue	53,351	46,953	162,155	116,534
Gross profit	18,359	24,241	67,659	57,308
Less:
Servicing costs	1,141	1,024	3,351	3,003
Underwriting fees	456	541	1,400	1,870
Bad debt expense	5,936	3,931	18,849	9,614
Adjusted gross profit	$10,826	$18,745	$44,059	$42,821

	Three Months Ended September 30,		Nine Months Ended September 30,
Adjusted EBITDA	2021	2020	2021	2020
Net income	$13,740	$9,840	$13,727	$18,599
Add back:
Interest expense and other fees	4,176	3,482	12,462	10,091
Change in fair value of warrant liability	(21,349)	—	(24,160)	—
Provision for income taxes	808	233	805	423
Depreciation and amortization on property and equipment	99	(13)	217	46
Impairment of leased assets	(449)	253	(1,089)	1,637
Stock-based compensation expense	3,097	77	13,317	274
Legal fees associated with investor transactions	—	362	—	362
Transaction costs associated with the merger	—	—	3,350	—
Adjusted EBITDA	$122	$14,234	$18,629	$31,432

	Three Months Ended September 30,		Nine Months Ended September 30,
Adjusted Net (Loss) Income	2021	2020	2021	2020
Net income	$13,740	$9,840	$13,727	$18,599
Add back:
Change in fair value of warrant liability	(21,349)	—	(24,160)	—
Stock-based compensation expense	3,097	77	13,317	274
Transaction costs associated with the merger	—	—	3,350	—
Adjusted net (loss) income	$(4,512)	$9,917	$6,234	$18,873

CERTAIN KEY PERFORMANCE METRICS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total revenue	$71,710	$71,194	$229,814	$173,842
Bad debt recoveries[1]	$821	$728	$3,770	$2,690

1Bad debt recoveries represent 14% and 19% of total bad debt expense for the three months ended September 30, 2021 and 2020, respectively and 20% and 28% of total bad debt expense for the nine months ended September 30, 2021 and 2020, respectively.

KATAPULT HOLDINGS, INC.
GROSS ORIGINATIONS BY QUARTER

	Gross Originations by Quarter
($ millions)	Q1	Q2	Q3	Q4
FY 2021	$63.8	$64.4	$61.0
FY 2020	$37.2	$77.6	$60.5	$61.1
FY 2019	$13.5	$20.9	$27.9	$40.2